Exhibit 2.5

CONFORMED COPY OF

CERTIFICATE OF INCORPORATION

OF

SUGARFINA CORPORATION

THE UNDERSIGNED, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the “Delaware General Corporation Law”), hereby certifies that:

FIRST:        The name of this corporation is: Sugarfina Corporation (the “Corporation”).

SECOND:        The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is: 1209 Orange Street, Wilmington, DE 19801, County of New Castle; and the name of the registered agent of the Corporation in the State of Delaware at such address is: National Registered Agents, Inc.

THIRD:        The nature of the business and of the purposes to be conducted and promoted by the Corporation is to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH:

(A)              Classes and Numbers of Shares. The aggregate number of shares of stock which the Corporation shall have authority to issue is Thirty Million (30,000,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

(i)	Twenty-Five Million (25,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”); and

(ii)	Five Million (5,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

(B)              Blank Check Powers. The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

(C)              Series A Preferred Stock. 800,000 shares of Preferred Stock that are authorized shall be designated as the “Series A Preferred Stock” (the “Series A Preferred Stock”), which shall have the following rights, preferences, privileges, restrictions and entitlements:

(i)                 Number of Shares. The total number of shares of Series A Preferred Stock that the Corporation shall have authority to issue is 800,000 shares. Subject to the terms hereof, such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Board of Directors. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall, upon compliance with any applicable provisions of the law of the State of Delaware, be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

(ii)              Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock shall be entitled to receive in respect of each such shares, as and when declared by the Corporation’s Board of Directors, cumulative dividends accruing on a daily basis at the rate per annum of twelve percent (12%) on the Series A Issue Price of such share, payable in cash, and to the extent not paid, compounded monthly, provided that such rate per annum shall be fourteen percent (14%) on the amount of any previously accrued dividends on such share, compounded monthly (collectively, the “Dividends”). Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate Dividends then accrued on such share of Series A Preferred Stock and not previously paid. Notwithstanding anything to the contrary contained herein, (i) no Dividend may be declared unless paid to the Holders immediately in cash (it being understood that no Dividends may be declared and paid in securities or otherwise “in kind”) and (ii) no Dividend shall be declared or paid in anticipation of a redemption of a share of Series A Preferred Stock or any liquidation of the Corporation.

(iii)            Ranking.

(1)               The Series A Preferred Stock shall rank senior and in priority of payment to all of the Junior Stock in any liquidation or winding up of the Corporation.

(2)               Any distribution or payments upon any Deemed Liquidation Event pursuant to clause (iv) through (vi) of the definition thereof will be made only upon the written approval by a majority of the Board of Directors. Upon any Deemed Liquidation Event, if the Board of Directors has approved to make any distribution or payment to any holders (as applicable), the holders of Series A Preferred Stock shall be paid the Redemption Price on the date thereof on all such shares of Series A Preferred Stock before any distribution or payment is made to or set aside for the holders of any Junior Stock.

(3)               A notice shall be sent by or on behalf of the Corporation, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than five days nor more than 60 days prior to the date of such Deemed Liquidation Event, notifying such holders of such Deemed Liquidation Event and the Board of Directors’ decision to approve a distribution or payment (as applicable). If the Board of Directors has approved a distribution or payment (as applicable), the notice shall (a) if such shares are certificated, state the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (b) the Redemption Price therefor.

(4)               If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed pursuant to this Article Fourth to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired, and the Corporation shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be payable in cash to the respective holders of the shares on the applicable date of Deemed Liquidation Event.

(5)               After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed pursuant to this Article Fourth, then on the date such payment has been made, all rights of the holder in the shares of Series A Preferred Stock so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

(6)               If, upon any Deemed Liquidation Event and the Board of Directors’ decision to approve a distribution or payment, the net assets of the Corporation distributable among the holders of all outstanding shares of Series A Preferred Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining shall be distributed among the holders of Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(iv)             Optional Company Redemption.

(1)               At any time and from time to time, the Corporation may, subject to Article Fourth, Section (C)(v), redeem all or a portion of the outstanding shares of Series A Preferred Stock for a cash amount per share equal to the Redemption Price thereof on the Redemption Date.

(2)               To effect any redemption pursuant to this Article Fourth, a redemption notice shall be sent by or on behalf of the Corporation, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than five days nor more than 60 days prior to the Redemption Date, (i) notifying such holders of the election of the Corporation to redeem such shares and of the date of redemption, (ii) if such shares are certificated, stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (iii) the Redemption Price therefor. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, such shares shall be redeemed pro rata unless a non pro rata redemption is agreed to by the Requisite Holders.

(3)               If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed pursuant to this Article Fourth to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired, and the Corporation shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If less than all of the shares of Series A Preferred Stock represented by a surrendered certificate are redeemed, then the Corporation shall issue a new stock certificate representing the unredeemed shares in the name of the applicable holder of record of canceled stock certificate. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be (i) payable in cash to the respective holders of the shares on the applicable Redemption Date, and (ii) used for no other corporate purpose, except to the extent prohibited by applicable Delaware law.

(4)               After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

(v)               Voting Rights.

(1)               Except (x) the voting rights provided in this Article Fourth and (y) as may otherwise be required by law, shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them respectively.

(2)               Without the consent of the Requisite Holders, given in writing or by vote at a meeting of stockholders called for such purpose, the Corporation will not:

(A)              increase the authorized number of shares of Series A Preferred Stock;

(B)              directly or indirectly authorize, create, issue or increase the authorized or issued number of shares of any other class or series of capital stock or any other security convertible into or exercisable for shares of any other class or series of capital stock ranking either senior to or on parity with the Series A Preferred Stock in respect of the right to receive (A) dividends or distributions, or (B) assets of the Corporation upon any Deemed Liquidation Event;

(C)              pay any dividend in respect of any Junior Stock;

(D)              effect any redemption pursuant to Article Fourth herein; or

(E)               amend, alter or repeal any provision of the Certificate of Incorporation in a manner adverse to the holders of Series A Preferred Stock.

(3)               Notwithstanding the immediately preceding clause (2), and for the avoidance of doubt, if any corporate action permitted by the foregoing would reasonably be expected to materially adversely affect any holder’s interests in its Series A Preferred Stock in a manner that is disproportionate to the effect on the other holders’ interests in the Series A Preferred Stock, the consent of the holder so affected shall be required.

(vi)             Tax Treatment; Withholding.

(1)               For U.S. federal and applicable state income and withholding tax purposes, absent a change in applicable law or a final “determination” within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended (the “Code”), no dividends will be treated as having been paid as a result of the accrual of dividends (including adjustments to the Liquidation Preference of the Series A Preferred Stock in connection with any dividends that accrue) but are not paid.

(2)               All actual or constructive payments, dividends and distributions on, or in redemption of, the Series A Preferred Stock shall be subject to withholding and backup withholding of tax to the extent required by law, and amounts withheld, if any, shall be treated as received by the holders of the Series A Preferred Stock (the “Holders”) in respect of which such amounts were withheld. The Corporation shall have the right to take measures necessary to obtain cash to satisfy the Corporation’s withholding requirements with respect to any non-cash, deemed or constructive payment, dividend or distribution to the Holders, including by retaining, selling or liquidating property of the applicable Holders held by the Corporation in its custody or over which it has control. Each Holder shall indemnify the Corporation and its affiliates for, and hold harmless the Corporation and its affiliates from and against, any and all withholding tax, including penalties and interest, payable by or assessed against the Corporation or any of its affiliates in respect of the Series A Preferred Stock held by such Holder.

(D)              Definitions. As used herein with respect to Series A Preferred Stock:

“Bankruptcy Event” means any of the following:

(i)       the Corporation commences any case, proceeding, or other action (1) under any existing or future law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts, or (2) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or the Corporation makes a general assignment for the benefit of its creditors;

(ii)       there is commenced against the Corporation any case, proceeding, or other action of a nature referred to in the immediately preceding clause (i) above which (1) results in the entry of an order for relief or any such adjudication or appointment or (2) remains undismissed, undischarged, or unbonded for a period of 30 days;

(iii)       there is commenced against the Corporation any case, proceeding, or other action seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof; or

(iv)       the Corporation takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in the immediately preceding clauses (i), (ii) or (iii) above.

“Certificate of Incorporation” means the Corporation’s Certificate of Incorporation, as amended or amended and restated from time to time.

“Change of Control” means (i) any change of control transaction wherein Bristol Luxury Group, LLC, a Delaware limited liability company, no longer owns a majority of the issued and outstanding Common Stock or (ii) a net asset disposition transaction whereby the Corporation sells, disposes or otherwise liquidates greater than 30% of its assets.

“Cross-Default” means the Corporation’s default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (i) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (ii) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable.

“Deemed Liquidation Event” means (i) any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation, (ii) a Bankruptcy Event, (iii) a Cross-Default, (iv) a Change of Control, (v) a Qualified IPO or (vi) any cessation of operations by the Corporation.

“IPO” means a fully committed, fully underwritten bona fide initial public offering of capital stock of the Corporation pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (excluding registration statements filed on Form S-8, any similar successor form or another form used for a purpose similar to the intended use for such forms).

“Junior Stock” means the Common Stock and any other class or series of stock of the Corporation now or hereafter authorized or issued by the Corporation not entitled to receive any assets upon a Liquidation Event until Series A Preferred Stock shall have received the entire amount to which such stock is entitled upon such Liquidation Event.

“Liquidation Event” means any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Liquidation Preference” means, on any date, an amount per share equal to, but no more than, (i) the Series A Issue Price plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock, whether or not declared, through and including the date of the Liquidation Event.

“Qualified IPO” means an IPO in which the aggregate net proceeds to the Corporation are an amount equal to or greater than the amount required to be redeem all of the shares of Series A Preferred Stock at the applicable Redemption Price as of such date.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity.

“Redemption Date” with respect to any share of Series A Preferred Stock means the date on which such share is to be redeemed.

“Redemption Price” means, with respect to a share of Series A Preferred Stock at any Redemption Date, means an amount per share equal to 100% of the Liquidation Preference.

“Requisite Holders” means holders of at least a majority of the shares of Series A Preferred Stock then outstanding.

“Series A Issue Price” means $10.00.

(E)               Headings and Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(F)               Severability of Provisions. If any right, preference or limitation of Series A Preferred Stock set forth herein (as the same may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth herein (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other right, preference or limitation herein set forth unless so expressed herein.

FIFTH:        The number of directors constituting the initial Board of Directors of the Corporation is three; and the name and address of the persons who are to serve as the initial directors of the Corporation are as follows:

NAME	ADDRESS
Paul L. Kessler	1700 E. Walnut Avenue, 5th Floor El Segundo, CA 90245
Diana Derycz-Kessler	1700 E. Walnut Avenue, 5th Floor El Segundo, CA 90245
Scott LaPorta	1700 E. Walnut Avenue, 5th Floor El Segundo, CA 90245

SIXTH:        Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

SEVENTH:        The original bylaws of the Corporation shall be adopted by the incorporator; thereafter, in furtherance and not in limitation of the powers conferred by statute, the power to make, alter, or repeal the bylaws, and to adopt any new Bylaw, shall be vested in the Board of Directors.

EIGHTH:        (A)        To the fullest extent permitted by the Delaware General Corporation Law, as it exists on the date hereof or as it may hereafter be amended, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (1) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(B)       The Corporation shall have the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation, any predecessor of the Corporation or any subsidiary or affiliate of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. The Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation, any predecessor to the Corporation or any subsidiary or affiliate of the Corporation as and to the extent (and on the terms and subject to the conditions) set forth in the bylaws of the Corporation or in any contract of indemnification entered into by the Corporation and any such person.

(C)       Neither any amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

NINTH:       This Certificate of Incorporation of the Corporation shall be effective as of 12:01am Eastern Time on September 26, 2020.

IN WITNESS WHEREOF, I, the undersigned, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, do hereby declare and certify that the facts herein stated are true, and accordingly have hereunto set my hand this 25th day of September, 2020.

/s/ Scott LaPorta
Scott LaPorta, Sole Incorporator
1700 E. Walnut Avenue, 5th Floor
El Segundo, CA 90245